Galaxy Enterprises Inc.

1701 Charles Iam Court

Las Vegas, NV 89117

Telephone: 702-805-0632

Email: gn@gregorynavone.com

VIA EDGAR

February 13, 2026

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:Galaxy Enterprises Inc. (the "Company")

Request for Withdrawal on Form AW for

Registration Statement on Form S-1 filed January 21, 2026

Ladies and Gentleman:

The Company hereby applies for withdrawal of its registration statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2026 (the “Post-Effective Amendment”).

The Company is withdrawing the registration statement, which has not been declared effective, because the Company inadvertently filed it as a new filing rather than as an amendment to its prior registration statement on Form S-1 that it filed on October 28, 2025. Since the registration statement was not declared qualified by the Commission, no securities as described in the registration statement were sold.

Yours truly,

/s/ Gregory Navone

Gregory Navone, President

Galaxy Enterprises Inc.